UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LOGICBIO Therapeutics, INC.

(Name of Subject Company (Issuer))

CAMELOT MERGER SUB, INC.

(Offeror)
a wholly owned subsidiary of

ALEXION Pharmaceuticals, INC.

(Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

54142F102

(CUSIP Number of Class of Securities)

Todd Spalding, Deputy General Counsel
Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard
Boston, MA 02210
Tel. (475) 230-2596

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Camelot Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on October 18, 2022 (the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser to purchase, subject to the prior satisfaction or waiver of the Minimum Tender Condition, the Injunction Condition and the Key Employee Conditions (each, as discussed in the Offer to Purchase (as defined below)) and the satisfaction or waiver of certain other conditions, any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of LogicBio Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of October 3, 2022 (the “Merger Agreement”), by and among the Company, Parent and Purchaser at a price of $2.07 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated October 18, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and other related materials, each as amended, supplemented or otherwise modified from time to time prior to the date here, constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., New York City time, on Tuesday, November 15, 2022, and the Offer was not extended. The Depositary has indicated that, as of the Offer Expiration Time, a total of 26,951,294 Shares (excluding the Shares tendered pursuant to guaranteed delivery procedures that had not yet been “received,” as such terms are defined by Section 251(h)(6) of the DGCL) were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 81.76% of the issued and outstanding Shares as of the Offer Expiration Time. The number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfied the Minimum Tender Condition. As all Offer Conditions, including the Injunction Condition and the Key Employee Conditions, have been satisfied or waived, Purchaser has irrevocably accepted for payment all such Shares validly tendered (and not validly withdrawn) pursuant to the Offer as of the Offer Expiration Time and will as promptly as practicable (and in any event within two business days) after the Offer Acceptance Time pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on November 16, 2022, Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) owned by the Company (including as treasury stock) or owned by any direct or indirect wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (iv) held by holders who were entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and converted into the right to receive the Merger Consideration. Shares described in clauses (i), (ii) and (iii) will be automatically cancelled and retired and will cease to exist at the Effective Time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv) entitle their holders only to the rights granted to them under Section 262 of the DGCL.

At or as promptly as practicable following the Effective Time, Parent intends to cause the Surviving Corporation to delist the Shares from The Nasdaq Global Market, terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend the Surviving Corporation’s reporting obligations under the Exchange Act.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)**	Press Release of Parent, dated November 16, 2022.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2022

CAMELOT MERGER SUB, INC.

By:	/s/ David E. White
Name: David E. White
Title: Treasurer

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Sean Christie
Name: Sean Christie
Title: Chief Financial and Administration Officer